UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)

_______________________________

Zell Capital
(Name of Subject Company (Issuer))

Zell Capital
(Names of filing Person (Offeror and Issuer))

Shares of Beneficial Interest, No Par Value
(Title of Class of Securities)

98932L 100
(CUSIP Number of Class of Securities)

William L. Zell
Chief Executive Officer
Zell Capital
175 S. Third, Suite 200
Columbus, Ohio 43215
Phone: (888) 484-1944

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Boehm
Payam Siadatpour
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     Third-party tender offer subject to Rule 14d-1.

☒     Issuer tender offer subject to Rule 13e-4.

☐     Going-private transaction subject to Rule 13e-3.

☐     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Zell Capital, a Delaware statutory trust that operates as an internally managed registered closed-end management investment company (the “Fund”), to repurchase all of its issued and outstanding common shares of beneficial interest, no par value (the “Shares”), at a price equal to $20 per share.

Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated January 20, 2023 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.       Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.       Subject Company Information

(a)     Name and Address.    The name of the issuer is Zell Capital. The address and telephone number of the issuer’s principal executive offices are: 175 S. Third, Suite 200, Columbus, Ohio 43215, and (888) 484-1944.

(b)    Securities.    As of December 31, 2022 there were approximately 35,686.25 shares of beneficial interest of the Fund issued and outstanding.

(c)     Trading and Market Price.    There is no established trading market for the Fund’s shares of beneficial interest.

Item 3.       Identity and Background of Filing Person

(a)     Name and Address.    The filing person is Zell Capital, located at 175 S. Third, Suite 200, Columbus, Ohio 43215. The phone number for Zell Capital is (888) 484-1944. The members of the Fund’s Board of Trustees are William L. Zell, R. Jeffrey Young and Lindsay Karas Stencel. The executive officers of the Fund are William L. Zell, Michelle Murcia, and Hope Newsome. The address of each Trustee and executive officer is 175 S. Third, Suite 200, Columbus, Ohio 43215.

Item 4.       Terms of the Transaction

(a)     Material Terms.

(1)    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference: Summary Term Sheet; Section 1 — Purchase Price, Number of Shares, Expiration Date; Section 2 — Purpose of the Offer, Plans or Proposals of the Fund; Section 3 — Certain Conditions of the Offer; Section 4 — Procedures for Tendering Shares; Section 5 — Withdrawal Rights; Section 6 — Payment for Shares; Section 7  — Source and Amount of Funds; Section 9 — Interest of Trustees, Executive Officers and Certain Related Persons, Transactions and Arrangements Concerning Shares; Section 10 — Certain Effects of the Offer; Section 13 — Certain United States Federal Income Tax Consequences; and Section 14 — Amendments, Extension of Tender Period, Termination.

(2)    Not Applicable.

(b)    Purchases.    None of the Fund’s Trustees or executive officers intend to tender any of their Shares in the Offer.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements

(e)     The information set forth in the Offer to Purchase under “Section 2 — Purpose of the Offer, Plans or Proposals of the Fund” “Section 9 — Interest of Trustees, Executive Officers and Certain Related Persons, Transactions and Arrangements Concerning Shares” and “Section 11 — Certain Information About the Fund” is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals

(a)     Purposes.    Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Plans or Proposals of the Fund.”

(b)    Use of Securities Acquired.    Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 10 — Certain Effects of the Offer.”

(c)     Plans.    Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Plans or Proposals of the Company.”

Item 7.       Source and Amount of Funds or Other Consideration

(a)     Source of Funds.    Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7 — Source and Amount of Funds.”

(b)    Conditions.    Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7 — Source and Amount of Funds.”

(d)    Borrowed Funds.    Not Applicable.

Item 8.       Interest in Securities of the Subject Company

(a)     Securities Ownership.    The information under the heading “Section 9 — Interests of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)    Securities Transactions.    The information under the heading “Section 9 — Interests of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used

(a)     Solicitations or Recommendations.    Not Applicable. No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.     Financial Statements

(a)     Financial Information.    Not Applicable. The consideration offered to shareholders consists solely of cash; the offer is not subject to any financing condition; and the offer is for all outstanding securities of the Fund.

(b)    Pro Forma Information.    Not Applicable.

Item 11.     Additional Information.

(a)     Agreements, Regulatory Requirements and Legal Proceedings.

(1)    None.

(2)    The information under the heading “Section 2 — Purpose of the Offer; Plans or Proposals of the Company” in the Offer to Purchase is incorporated herein by reference.

(3)    Not Applicable.

(4)    Not Applicable.

(5)    None.

(c)     Other Material Information. None.

Item 12.     Exhibits

(a)(1)(A)    Offer to Purchase, Dated January 20, 2023

(a)(1)(B)    Letter of Transmittal

(a)(1)(C)    Notice of Withdrawal

(a)(1)(D)    Letter to Shareholders, Dated January 20, 2023

(a)(5)          Definitive Proxy Statement of Zell Capital, filed on Schedule 14A on December 16, 2022.

(b)              Filing Fees

Item 13.     Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2023
Zell Capital
	By:	/s/ William L. Zell
	Name:	William L. Zell
	Title:	Chief Executive Officer